FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2008
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated September 2, 2008 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: September 2, 2008

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors announces terms of the proposed Rights Issue aggregating around Rs. 4,200 crores

Mumbai, September 2, 2008:The Committee of Directors of Tata Motors Limited at its meeting held today approved the terms of simultaneous and unlinked issue of:

1) Ordinary Shares on a Rights basis in the ratio of 1 (one) Ordinary Share for every 6 (six) shares held. The Ordinary Shares would be issued at a price of Rs.340/- per share of face value of Rs.10/- each aggregating Rs.2186 crores, and

2) "A" Ordinary Shares on a Rights basis in the ratio of 1 (one) "A" Ordinary Share for every 6 (six) shares held. The "A" Ordinary Shares would be issued at a price of Rs.305/- per share of face value of Rs.10/- each aggregating Rs.1961 crores.

The "A" Ordinary Shares would have differential rights as to voting and dividend i.e. the "A" Ordinary shareholder shall be entitled to one vote for every ten "A" Ordinary Shares held and will be entitled to receive dividend at 5 percentage points more than the rate of dividend declared on the Ordinary Shares.

The proposed Issue, subject to the necessary regulatory approvals/process, is slated to open around September end, 2008. The proceeds of the Issue would be used to prepay part of the Short Term Bridge Loan availed by its subsidiary for financing the acquisition of Jaguar Land Rover from Ford which was completed on June 2, 2008.

About Tata Motors.

Tata Motors is India's largest automobile company, with revenues of US$ 8.8 billion in 2007-08. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and among the top three in passenger vehicles. It is also the world's fourth largest truck manufacturer and the second largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America. Through subsidiaries and associate companies, Tata Motors has operations in South Korea, Thailand and Spain. It also has a strategic alliance with Fiat. (www.tatamotors.com )

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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